

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2013

Via E-mail
Mr. Jeffrey M. Canouse
President and Chief Executive Officer
Hull Energy, Inc.
1111 Alderman Drive, Suite 210
Alpharetta, GA 30005

> **Re:** **Hull Energy, Inc.**
> **Form 8-K**
> **Filed December 7, 2012**
> **File No. 033-30158-A**

Dear Mr. Canouse:

We issued comments to you on the above captioned filing on December 10, 2012. On January 23, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

Please contact Tiffany Piland at (202) 551-3589 or James Lopez at (202) 551-3536 if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director